Filed Pursuant to Rule 433

Registration No. 333-234633

November 18, 2019

PRICING TERM SHEET

$1,050,000,000

$400,000,000 2.300% Senior Notes due 2024

$650,000,000 2.950% Senior Notes due 2029

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement dated November 18, 2019.

Issuer:	Laboratory Corporation of America Holdings

Expected Ratings (Moody’s/S&P):*	Baa2 (stable) / BBB (stable)

Trade Date:	November 18, 2019

Expected Settlement Date:	November 25, 2019 (T+5)

Security:	2.300% Notes due 2024 (the “2024 Notes”)	2.950% Notes due 2029 (the “2029 Notes”)

Principal Amount:	$400,000,000	$650,000,000

Maturity Date:	December 1, 2024	December 1, 2029

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2020	June 1 and December 1, commencing June 1, 2020

Coupon:	2.300%	2.950%

Price to Public:	99.769% of the principal amount, plus accrued interest, if any from November 25, 2019	99.741% of the principal amount, plus accrued interest, if any from November 25, 2019

Net Proceeds to Issuer (before expenses):	$396,676,000	$644,091,500

Benchmark Treasury:	1.500% due October 31, 2024	1.750% due November 15, 2029

Benchmark Treasury Price /Yield:	99-12+ / 1.629%	99-14+ / 1.810%

Spread to Benchmark Treasury:	+ 72 basis points	+ 117 basis points

Yield to Maturity:	2.349%	2.980%

Make-Whole Amount:	+ 12.5 basis points	+ 20 basis points

Optional Redemption:

We may, at our option, redeem some or all of the 2024 Notes, at any time or from time to time prior to November 1, 2024 (one month prior to their maturity date), or, in the case of the 2029 Notes, at any time or from time to time prior to September 1, 2029 (three months prior to their maturity date), in each case at a redemption price equal to the greater of 100% of the principal amount of each Note being redeemed plus accrued and unpaid interest to the redemption date, and the Make-Whole Amount.

On and after November 1, 2024 (one month prior to their maturity date), we may at our option redeem the 2024 Notes at any time or from time to time, either in whole or in part, and on and after September 1, 2029 (three months prior to their maturity date), we may at our option redeem the 2029 Notes at any time or from time to time, either in whole or in part, in each case at a redemption price equal to 100% of the principal amount of each Note to be redeemed, plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	50540R AV4 / US50540RAV42	50540R AW2 / US50540RAW25

Joint Book-Running Managers:	BofA Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. TD Securities (USA) LLC

Co-Managers:

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

PNC Capital Markets LLC

BB&T Capital Markets, a division of

         BB&T Securities, LLC

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

Citizens Capital Markets, Inc.

Credit Agricole Securities (USA) Inc.

Fifth Third Securities, Inc.

Goldman Sachs & Co. LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold these securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

We expect that delivery of the Notes will be made against payment therefor on or about the expected settlement date specified above, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade their Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Investors of Notes who wish to trade their Notes on the date of pricing or the next two succeeding business days should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, U.S. Bancorp Investments, Inc. at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.